Form 20-F
period 2026-04-30
Barentsz Capital Ltd
filed 2026-08-07
CIK 2074160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________ to ____________

Commission file number: 333-290094

Barentsz Capital Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 903, 9/F.,

Singga Commercial Centre,

144-151 Connaught Road West,

Sai Ying Pun, Hong Kong

(Address of principal executive offices)

WEI Xiao, Chief Executive Officer

Tel.: +852 59430987

Room 903, 9/F.,

Singga Commercial Centre,

144-151 Connaught Road West,

Sai Ying Pun, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.00001 per share	BRKK	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of April 30, 2026, there were 9,002,000 Class A ordinary shares and 10,998,000 Class B ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

EXPLANATORY NOTE

On November 25, 2025, the Registration Statement on Form F-1 (Commission File No. 333-290094) (“Form F-1 Registration Statement”) of Barentsz Capital Limited, a limited liability company organized under the law of British Virgin Islands, became effective in accordance with the provisions of section 8(a) of the Securities Act of 1933, as amended.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the yar in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Barentsz Capital Limited for the latest fiscal year ended April 30, 2026; therefore, as required by Rule 15d-2, Barentsz Capital Limited is hereby filing the certified financial statements of Barentsz Capital Limited with the Securities and Exchange Commission under cover of the facing page of an annual report on Form 20-F.

INDEX TO BARENTSZ CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email: info@jns-associate.com
12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website: jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Barentsz Capital Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Barentsz Capital Limited and its subsidiaries (the “Company”) as of April 30, 2026, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for years ended April 30, 2026, 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2026, 2025 and 2024, and the results of its operations and its cash flows for the years ended April 30, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ J&S ASSOCIATE PLT

Certified Public Accountants

PCAOB No: 6743

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia

August 7, 2026

BARENTSZ CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2026, 2025 AND 2024

(Stated in U.S. Dollars, except for number of shares)

	2026	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$75,226	$386,614	$250,944
Investments in trading securities	102,365	-	-
Accounts receivable, net	20,000	408,600	-
Prepayment and other current assets, net	-	9,487	-
Amount due from a related party	256,410	-	-
Amount due from non-controlling shareholder	628	-	-
Total current assets	$454,629	$804,701	$250,944

Non-current assets
Operating lease right-of-use assets, net	13,024	47,184	-
Deferred initial public offering costs	201,437	-	-
Investment in equity method investee	199,709	-	-
Deferred tax assets	37,418	-	-
Total non-current assets	$451,588	$47,184	$-
Total assets	$906,217	$851,885	$250,944

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accrued expenses and other current liabilities	$117,178	$139,844	$71,314
Amount due to related parties	352,524	121,985	112,180
Tax payables	58,180	109,968	-
Contract liabilities	-	13,743	104,410
Operating lease liabilities, current portion	13,024	26,719	-
Total current liabilities	$540,906	$412,259	$287,904

Non-current liabilities
Operating lease liabilities, non-current portion	-	18,606	-
Deferred tax liabilities	2,149	-	-
Total non-current liabilities	2,149	18,606	-
Total liabilities	$543,055	$430,865	$287,904

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A Ordinary Shares	$90	$90	$90
Class B Ordinary Shares	110	110	110
Additional paid-in capital	83,812	49,800	49,800
Accumulated other comprehensive income (loss)	-	220	220
Retained earnings (Accumulated deficit)	278,811	365,618	(87,180)
Total Barentsz Capital Limited shareholders’ equity	$362,823	$415,838	$(36,960)
Non-controlling interests	339	5,182	-
Total equity/(Shareholders’ deficit)	$363,162	$421,020	$(36,960)

TOTAL EQUITY AND LIABILITIES	$906,217	$851,885	$250,944

BARENTSZ CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED APRIL 30, 2026, 2025 AND 2024

(Stated in U.S. Dollars, except for number of shares)

	2026	2025	2024
Revenue	$1,566,899	$1,472,590	$24,359
Cost of services	(1,060,391)	(199,074)	(12,500)
Gross profit	506,508	1,273,516	11,859

Operating expenses:
Administrative expenses	(587,549)	(137,421)	(100,287)
Operating (losses) incomes	$(81,041)	$1,136,095	$(88,428)

Other income (expense):
Interest expenses	(198)	(903)	-
Other income	2,560	12,756	1,248
Equity in earnings of equity method investee	199,309	-	-
Unrealized gain on trading securities	35	-	-
	$201,706	$11,853	$1,248

Profit/(loss) before income tax	$120,665	$1,147,948	$(87,180)
Income tax credit/(expense)	87,057	(109,968)	-
Profit/(loss) for the year	207,722	1,037,980	(87,180)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Release of translation reserve upon disposal of a subsidiary	(220)	-	220
Total comprehensive income for the year	$207,502	$1,037,980	$(86,960)

Profit/(loss) for the year attributable to:
Owners of the Company	213,193	1,032,798	(87,180)
Non-controlling interest	(5,471)	5,182	-
	207,722	1,037,980	(87,180)

Total comprehensive income for the period attributable to owners of the Company
Owners of the Company	212,973	1,032,798	(86,960)
Non-controlling interest	(5,471)	5,182
Total comprehensive income for the year	$207,502	$1,037,980	$(86,960)

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share	0.01	0.05	(0.00)

Weighted average number of ordinary shares
used in computing basic and diluted earnings	20,000,000	20,000,000	20,000,000

BARENTSZ CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED APRIL 30, 2026, 2025 AND 2024

(Stated in U.S. Dollars, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Attributable to owners of the Company
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained profits/ (Accumulated losses)	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
Balance at April 30, 2023	9,002,000	90	10,998,000	110	49,800	-	-	50,000	-	50,000
Loss for the year	-	-	-	-	-	-	(87,180)	(87,180)	-	(87,180)
Exchange difference arising from translation	-	-	-	-	-	220	-	220	-	220
Balance at April 30, 2024	9,002,000	90	10,998,000	110	49,800	220	(87,180)	(36,960)	-	(36,960)
Profit for the year	-	-	-	-	-	-	1,032,798	1,032,798	5,182	1,037,980
Exchange difference arising from translation	-	-	-	-	-	-	-	-	-	-
Dividend paid	-	-	-	-	-	-	(580,000)	(580,000)	-	(580,000)
Balance at April 30, 2025	9,002,000	90	10,998,000	110	49,800	220	365,618	415,838	5,182	421,020
Profit for the year	-	-	-	-	-	-	213,193	213,193	(5,471)	207,722
Common-control transfer of Barentsz HK	-	-	-	-	34,012	(220)	-	33,792	-	33,792
Capital contribution	-	-	-	-	-	-	-	-	628	628
Dividend paid	-	-	-	-	-	-	(300,000)	(300,000)	-	(300,000)
Balance at April 30, 2026	9,002,000	90	10,998,000	110	83,812	-	278,811	362,823	339	363,162

BARENTSZ CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the yearS ended APRIL 30, 2026, 2025 AND 2024

	2026	2025	2024
Cash flows from operating activities

Net income (loss)	$207,722	$1,037,980	$(87,180)

Adjustments to reconcile net income to net cash provided by operating activities
Amortization of right-of-use assets	19,561	6,741	-
Allowance for expected credit loss	208,974	-	-
Equity in earnings of equity method investee	(199,309)	-	-
Realized gain on trading securities	(2,332)	-	-
Unrealized gain on trading securities	(35)	-
Deferred income tax, net	(35,269)	-	-
Changes in operating assets and liabilities:
Account receivables	179,626	(408,600)	-
Prepayment and other current assets, net	-	(9,487)	-
Contract liabilities	(13,743)	(90,667)	104,410
Accrued expenses and other current liabilities	(20,647)	68,530	71,314
Lease liabilities	(19,488)	(8,600)	-
Income taxes payables	(51,788)	109,968	-

Net cash provided by operating activities	$273,272	$705,865	$88,544

Cash flows from investing activities
Investment in equity method investee	(400)	-	-
Purchase of trading securities	(429,998)	-	-
Disposal of trading securities	330,000	-	-
Cash disposed upon disposal of a subsidiary, net of cash proceeds received	(125,718)	-	-
Net cash generated from/(used in) investing activities	$(226,116)	$-	$-

Cash flows from financing activities

Dividend paid	(300,000)	(580,000)	-
Advance from a related party	142,893	9,805	162,180
Payments of offering costs related to IPO	(201,437)	-	-
Net cash (used in) provided by financing activities	$(358,544)	$(570,195)	$162,180

NET INCREASE IN CASH AND CASH EQUIVALENTS	(311,388)	135,670	250,724

Effect of foreign exchange rate changes	-	-	220
Cash and cash equivalents at beginning of year	386,614	250,944	-

Cash and cash equivalents at end of year	$75,226	$386,614	$250,944

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	-	16	-
NON-CASH TRANSACTION:
Lease liabilities arising from obtaining right-of-use assets	30,338	53,925	-
Disposal of a subsidiary in exchange for consideration receivable	$256,410	$-	$-

BARENTSZ CAPITAL LIMITED AND SUBSIDIARIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS
For the yearS ended APRIL 30, 2026, 2025 AND 2024

1.	ORGANIZATION AND BUSINESS OVERVIEW

Barentsz Capital Limited (“Barentsz Capital” or the “Company”) is a company limited by shares incorporated in the British Virgin Islands on March 30, 2023. As of April 30, 2026, the Company was authorized to issue 4,950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, each with a par value of US$0.00001 per share.

The Company’s registered office is in the British Virgin Islands and its principal place of business is in Hong Kong. The Company and its consolidated subsidiaries (collectively, the “Company”) provide comprehensive growth consulting services to entrepreneurs and corporate clients, including strategic insights and implementable business solutions.

During the years ended April 30, 2026, 2025 and 2024, the Company had direct interests in the following entities:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activities

Barentsz Capital Limited	The British Virgin Islands, March 30, 2023	US$200	Mr. WEI Xiao is the principal shareholder	Holding company and providing consultancy services
Barentsz HK	Hong Kong, May 4, 2023	HK$2,000,000	100% owned by Barentsz Capital Limited until May 23, 2025	Providing Type 4 and Type 9 services and consultancy services in Hong Kong
Premier ESG Services Limited (“Premier ESG”)	Hong Kong, August 26, 2024	HK$10,000	51% owned by Barentsz Capital Limited	Providing advisory services for ESG reporting

Barentsz Asset Management Limited (“Barentsz HK”) was a wholly owned subsidiary of the Company until May 23, 2025. On that date, the Company disposed of its entire equity interest in Barentsz HK to Barentsz Investments Limited. The results of Barentsz HK were included in the consolidated financial statements through the date of disposal.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary, which include the Hong Kong-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation. The results of subsidiary acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment and interest rate of lease. Actual results may differ from these estimates.

Foreign currency translation

The reporting currency and the functional currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The functional currency of the Company’s subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities.

Since 1983, Hong Kong dollars have been pegged to United States Dollar at the rate of approximately HK$7.80 to US$1.00. The financial statements of the subsidiaries with Hong Kong dollars as functional currencies are translated into US$ using the exchange rate of HK$7.80 to US$1.00 as of the balance sheet date for assets and liabilities and for transactions.

Cumulative translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Gains and losses from foreign currency transactions are included in the consolidated statements of operations.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Cash and cash equivalents

The Company considers bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. The Company maintains bank accounts in Hong Kong. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Investments in trading securities

Investments in equity securities with readily determinable fair values are measured at fair value in accordance with ASC 321, “Investments—Equity Securities.” Unrealized holding gains and losses and realized gains and losses are included in the consolidated statements of operations and comprehensive income. The Company classifies such investments as current assets when they are expected to be realized within one year.

ASC Topic 820, Fair Value Measurement, establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by observable inputs other than Level 1 quoted prices (Level 2), and unobservable inputs (Level 3).

The Company’s trading securities consisted of open-ended money market funds whose fair values were determined using unadjusted daily prices published by the respective fund managers and made available through the Company’s securities broker. As the fund units may be subscribed for or redeemed daily at the published prices, these investments were classified within Level 1 of the fair value hierarchy. As of April 30, 2026, the aggregate fair value of these investments was US$102,365.

Equity Method Investments

The Company accounts for investments over which it has the ability to exercise significant influence, but does not have a controlling financial interest, under the equity method in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Under the equity method, an investment is initially recorded at cost and subsequently adjusted for the Company’s equity in the earnings or losses of the investee and distributions received. The Company evaluates an equity method investment for impairment when events or changes in circumstances indicate that a decline in value below its carrying amount may be other than temporary. If such a decline is determined to be other than temporary, the investment is written down to fair value and the impairment loss is recognized in earnings.

Accounts receivables, net

Accounts receivable mainly represent amounts due from clients for consulting services which are recorded net of allowance for the Company’s expected credit losses, if any.

The Company generally does not grant formal credit terms to the clients. The Company usually issues an invoice in respect of (i) consulting services after a pre-defined milestone under the mandate is achieved or upon completion of a transaction. Payments are required to be made within a reasonable period of time after the issuance of an invoice and are usually settled by cheque or via wire transfer within three months of the date of invoice.

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Company’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

The Company believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiary are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,356) if the bank with which an individual/a company hold its eligible deposit fails and with effective from October 1, 2024, the protection limit was increased to HK$800,000 (approximately US$102,969).

The Company has established credit policies designed to minimize its exposure to credit risk. The Company conducts credit evaluations of its customers and generally does not require collateral or other security. Certain long-outstanding accounts receivable are subject to increased credit risk due to deterioration in collectibility. The Company recognizes an allowance for expected credit losses in accordance with ASC 326 based on historical loss experience, current conditions, reasonable and supportable forecasts, the aging of receivables and customer-specific credit factors. Accounts receivable are written off when they are deemed uncollectible.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of offering”. Deferred initial public offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred initial public offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Contract liabilities

The Company bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. Contract liabilities represent the upfront payments received upon signing of the advances from clients related to consulting services. Contract liabilities represent consideration received or due from customers before the related performance obligations are satisfied.

Revenue recognized during the years ended April 30, 2026, 2025 and 2024 that was included in the contract liability balance at the beginning of the respective year amounted to US$13,743, US$104,410 and nil, respectively.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Company are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our office lease is included in operating lease right-of-use (“ROU”) asset, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset Company and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended April 30, 2026, 2025 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Other inputs that are directly or indirectly observable in the marketplace
Level 3 —	Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts and other receivable, deposits, amounts due to related parties, other payables and lease liabilities approximate their fair values because of their generally short maturities.

Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

Step 1:	Identify the contract(s) with a customer.

Step 2:	Identify the performance obligations in the contract.

Step 3:	Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4:	Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company has elected to apply the practical expedient in ASC 606-10-50-14 and, therefore, does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company’s principal revenue stream consists of consultancy income, including advisory services and accounting services. The Company recognizes revenue on a gross basis when it acts as the principal in providing the services to its customers.

Revenue from advisory services is recognized at a point in time, when control of the consultancy report is transferred to the customer, which occurs upon delivery of the report, typically via email. The Company’s contracts do not include rights of return or refund provisions, and such occurrences have historically been insignificant. Payment terms are generally due within three months following the delivery of the report.

Revenue from accounting services is recognized over time because the customer simultaneously receives and consumes the benefits of the services as they are performed. The Company measures progress based on the actual services performed during the engagement period, supported by project correspondence, accounting records processed, and other periodic accounting deliverables provided to the customer.

Cost of revenue

Cost of revenue is primarily comprised of the direct labor costs of our R&D team and other direct costs associated with providing consulting services. All direct costs associated with consulting services are expensed as incurred.

Administrative expenses

Administrative expenses mainly consist of audit fees, staff costs, office expenses, legal and professional fees, entertainment and amortization on right-of-use assets.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately HK$30,000 (approximately US$3,861).

During the years ended April 30, 2026, 2025 and 2024, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were US$32,423, US$4,856 and US$799 respectively. The amounts were included in cost of revenue and administrative expenses.

Income tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company believes there were no uncertain tax positions as of April 30, 2026, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended April 30, 2026, 2025 and 2024, there were no dilution impact.

Recently Issued Accounting Standards, not yet Adopted by the Company

Other accounting standards that have been issued by FASB that do not require adoption until a future date Company is currently evaluating the potential impact of these standards on its consolidated financial statements, including the consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures. The Company will disclose the expected effects of these standards if there will be a material impact on the consolidated financial statements upon adoption.

3.	ACCOUNTS RECEIVABLE, NET

As of April 30, 2026, 2025 and 2024, accounts receivable, net consisted of the following:

	2026	2025	2024
Accounts receivable, gross	$228,974	$408,600	$-
Less: allowance for expected credit losses	(208,974)	-	-
Accounts receivable, net	$20,000	$408,600	$-

The aging of accounts receivable, gross, based on the contractual due date was as follows:

	2026	2025	2024
Not yet past due	$20,000	$408,600	$-
Within 30 days past due	-	-	-
Over 90 days past due	208,974	-	-
Total	$228,974	$408,600	$-

The movement in the allowance for expected credit losses was as follows:

	2026	2025	2024
Balance at beginning of year	$-	$-	$-
Reversal (Provision)	(208,974)	-	-
Ending balance	$(208,974)	$-	$-

4.	PREPAYMENT AND OTHER CURRENT ASSETS, NET

As of April 30, 2026, 2025 and 2024, prepayment and other current assets, net consisted of the following:

	2026	2025	2024
Deposits	$-	$7,115	$-
Prepayments	-	2,372	-
Total	$-	$9,487	$-

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of April 30, 2026, 2025 and 2024, accrued expenses and other current liabilities consisted of the following:

	2026	2025	2024
Other accrued expenses	$-	$86,795	$46,218
Accrued staff costs (1)	102,948	52,953	25,000
Other payables	14,230	96	96
Total	$117,178	$139,844	$71,314

(1)	Included accrued payroll payable to Mr. WEI Xiao, a related party, of US$75,000, US$50,000 and US$25,000 as of April 30, 2026, 2025 and 2024, respectively. The balances were unsecured, interest-free, had no fixed terms of repayment and were non-trade in nature.

6.	CONTRACT LIABILITIES

Contract liabilities are recognized when the Company receives initial deposits from customers. Contract liabilities will be recognized as revenue when promised services are provided. The Company’s contract liabilities are generally recognized as revenue within one year.

As of April 30, 2026, 2025 and 2024, contract liabilities consist of the following:

	2026	2025	2024
Balance at beginning of year	$13,743	$104,410	$-
Additions	-	13,743	104,410
Recognized as revenue during the year	$(13,743)	$(104,410)	$-
Balance at end of year	-	$13,743	$104,410

7.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

(a)	Right of use assets

The carrying amount of the Company’s right of use assets and the movement during the year are as follows:

	2026	2025	2024
As of May 1	$47,184	$-	$-
Addition	30,338	53,925	-
Derecognition upon disposal of Barentsz HK	(44,937)
Amortization expenses(1)	(19,561)	(6,741)	-
As of April 30	$13,024	$47,184	$-

(1)	The right of use assets was amortized over the lease term, i.e. 2 years.

(b)	Lease liability

	2026	2025	2024
As of May 1	$45,325	$-	$-
Addition	30,338	53,925	-
Interest	1,147	887	-
Derecognition upon disposal of Barentsz HK	(43,350)	-	-
Repayment	(20,436)	(9,487)	-
As of April 30	$13,024	$45,325	$-

(c)	The following table summarizes the maturity of operating lease liabilities

	2026	2025	2024
Lease payments within a period of more than one year but not more than two years	$-	$18,974	$-
Lease payments within one year	13,282	28,462	-
Less: Interest:	(258)	(2,111)	-
As of April 30	$13,024	$45,325	$-

(d)	Other supplemental information about the Company’s operating lease as of April 30,

	April 30,
	2026	2025	2024
Weighted average discount rate	5.25%	5.25%	-
Weighted average remaining lease term (years)	0.67	1.67	-

During the years ended April 30, 2026 and 2025, the Company incurred lease expense of US$20,510 and HK$74,000 (approximately US$9,487), respectively (during the year ended April 30, 2024: $nil).

The remaining contractual maturities of the Company’s operating lease liabilities as of April 30, 2026 are within one year.

8.	Investment in equity method investee

During the year ended April 30, 2026, the Company acquired a 40% equity interest in RGT (BVI) Limited and accounted for the investment under the equity method. The movement in the Equity in earnings of equity method investee was as follows:

	2026	2025	2024
Balance at beginning of the year	$-	$-	$-
Investment during the year	400	-	-
Equity in earnings of equity method investee	199,309	-	-
Balance at end of the year	$199,709	$-	$-

The Company’s equity in earnings of RGT (BVI) Limited of US$199,309 for the year ended April 30, 2026 was included in the consolidated statements of operations and comprehensive income. The Company had no equity method investments as of April 30, 2025 and 2024.

9.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has balances/transactions with:

(a)	Mr. WEI Xiao, a director and principal shareholder of the Company.
(b)	Mr. Lee Yee Tak, Director of Premier ESG.
(c)	Premier Advisory Services Limited, an entity in which Mr. Lee Yee Tak holds a 40% equity interest and serves as the sole director.
(d)	Barentsz Investments Limited, an entity affiliated with Mr. WEI Xiao.
(e)	Barentsz Asset Management Limited, a subsidiary of the Barentsz Investments Limited and its director is Wei Xiao.
(f)	RGT (BVI) Ltd, Barentsz Capital Ltd acquired 40% shareholding of RGT (BVI) Ltd, establishing a strategic partnership with the Company.

a.	Account receivable

As of April 30, 2026, 2025 and 2024, accounts receivable included the following balance due from a related party::

	2026	2025	2024
Premier Advisory Services Limited (c)(1)	$8,974	$-	$-
Provision of AR	(8,974)	-	-
Net	-	-	-

(1)	The balance represented a service fee receivable from Premier Advisory Services Limited. Based on the collection status of the underlying receivable, the Company determined that collection was not probable and recorded a full allowance for expected credit losses as of April 30, 2026.

b.	Amount due from a related party

As of April 30, 2026, 2025 and 2024, the balance of amount due from a related party was as follows:

	2026	2025	2024
Barentsz Investments Limited (d)(1)	$256,410	$-	$-

(1)	The balance arose from the consideration for the disposal of Barentsz HK. The amount was unsecured, interest-free, had no fixed term of repayment and was non-trade related.

c.	Amount due from non-controlling shareholder

As of April 30, 2026, 2025 and 2024, the balance of amount due from non-controlling shareholder was as follows:

	2026	2025	2024
Premier Advisory Services Limited	$628	$-	$-

d.	Amount due to related parties

As of April 30, 2026, 2025 and 2024, the balance of amount due to related parties was as follows:

	2026	2025	2024
Mr. WEI Xiao (a)(1)	$265,590	$121,985	$103,206
Barentsz Asset Management Limited	86,934	-	-
Other individual(1) *	-	-	8,974
	$352,524	$121,985	$112,180

*	Other individual represents a director of Barentsz HK, which was disposed of by the Company on May 23, 2025.

(1)	The balances represented advances for operational purposes. These amounts were unsecured, interest-free, had no fixed terms of repayment and were non-trade related.

e.	Accrued payroll payable

As of April 30, 2026, 2025 and 2024, the balance of accrued payroll payable to a related party was as follows:

	2026	2025	2024
Mr. WEI Xiao (a)(1)	$75,000	$50,000	$25,000

(1)	The balances represented the accrued payroll payable to Mr. WEI Xiao. These amounts were unsecured, interest-free, had no fixed terms of repayment and were non-trade related.

f.	Contract liabilities

As of April 30, 2026, 2025 and 2024, the balance of contract liabilities to a related party was as follows:

	2026	2025	2024
Premier Advisory Services Limited (c)(1)	$-	$13,743	$-

(1)	Premier Advisory Services Limited is an entity in which Mr. Lee Yee Tak holds a 40% equity interest and serves as the sole director. The balance of US$13,743 as of April 30, 2025 was recognized as revenue during the year ended April 30, 2026.

g.	Related party transaction

The Company derived consulting income from Premier Advisory Services Limited (c). For the years ended April 30, 2026, 2025 and 2024, the consulting income was US$48,103, US$40,872 and $nil, respectively.

For the years ended April 30, 2026, 2025 and 2024, related party compensation was US$35,256, US$53,205 and US$25,000, respectively.

The Company has a sublease agreement with Barentsz Asset Management Limited. For the fiscal year 2026, the Company incurred related-party lease expenses of US$18,263.

The Company incurred subcontracting expenses from RGT (BVI) Ltd.(f). For the years ended April 30, 2026, 2025 and 2024, such expenses were US$484,418, $nil and $nil, respectively.

10.	REVENUE

Disaggregation of revenue based on the timing of revenue recognition was as follows:

Timing of revenue recognition	2026	2025	2024
Revenue recognized at a point in time	$1,511,899	$1,472,590	$24,359
Revenue recognized over time	55,000	-	-
Total revenue	$1,566,899	$1,472,590	$24,359

For the year ended April 30, 2026, revenue from two customers individually accounted for more than 10% of the Company’s total revenue and amounted to US$350,000 and US$300,000, representing approximately 22.3% and 19.1% of total revenue, respectively. For the year ended April 30, 2025, revenue from three customers amounted to US$398,000, US$350,000 and US$298,000, representing approximately 27.0%, 23.8% and 20.2% of total revenue, respectively. For the year ended April 30, 2024, revenue from one customer amounted to US$24,359, representing 100% of total revenue.

11.	COST OF SERVICES AND ADMINISTRATIVE EXPENSES

Cost of services included the following:

	2026	2025	2024
Salaries and related costs	$357,052	$193,526	$12,500
Defined contribution plan	21,923	4,551	-
Subcontractor costs	678,104	-	-
Other costs	3,312	997	-
Total cost of services	$1,060,391	$199,074	$12,500

Administrative expenses included the following:

	2026	2025	2024
Salaries and related costs	$259,808	$58,969	$20,493
Defined contribution plan	10,500	305	799
Staff welfare	184	178	150
Depreciation of right-of-use assets	20,510	6,741	-
Legal and professional fees	4,522	53,269	75,743
Allowance for expected credit loss	208,974
Other expenses	83,051	17,959	3,102
Total administrative expenses	$587,549	$137,421	$100,287

12.	OTHER INCOME

Other income consisted of the following:

	2026	2025	2024
Bank interest income	$168	$8,282	$1,239
Realized gain on trading securities	2,332	-	-
Sundry income	60	4,474	9
Total other income	$2,560	$12,756	$1,248

13.	DISPOSAL OF A SUBSIDIARY

On May 23, 2025, the Company transferred its entire equity interest in Barentsz Asset Management Limited (“Barentsz HK”), a wholly owned subsidiary, to Barentsz Investments Limited for consideration of HK$2,000,000 (approximately US$256,410). Barentsz Investments Limited is controlled by the Company’s controlling shareholders; therefore, the transfer was accounted for as a transaction between entities under common control. Upon completion of the transfer, the Company retained no equity interest in Barentsz HK, and Barentsz HK ceased to be consolidated by the Company.

The difference of US$34,012 between the consideration receivable and the carrying amount of the net assets transferred was recognized directly in additional paid-in capital, and no gain or loss was recognized in the consolidated statements of operations and comprehensive income. As of April 30, 2026, the consideration of US$256,410 remained receivable from Barentsz Investments Limited and was presented as an amount due from a related party.

14.	INCOME TAX

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company mainly operates in Hong Kong is subject to taxes in the jurisdictions in which it operates, as follows:

British Virgin Islands

The Company is incorporated in the British Virgin Islands and are not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company and its Hong Kong subsidiary, are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2,000,000 (approximately US$257,423) and 16.5% for any assessable profits in excess of HK$2,000,000 (approximately US$257,423).

The components of the income tax expense are as follows:

	2026	2025	2024
Current
BVI	$-	$-	$-
Hong Kong	$(51,788)	$109,968	$-
Deferred
BVI	$-	$-	$-
Hong Kong	$(35,269)	$-	$-
Provision for income taxes	$(87,057)	$109,968	$-

Income tax payable consist of the following as of April 30:

	2026	2025	2024
Income tax payable	$58,180	$109,968	$-
	$58,180	$109,968	$-

As of April 30, 2026, the Company had net operating loss carry-forwards for which deferred tax assets were recognized. As of April 30, 2025 and 2024, the Company did not have any net operating loss carry-forward.

The reconciliation of income tax rate to the effective income tax rate based on income before income tax for the years ended April 30, 2026, 2025 and 2024 are as follows:

	2026	2025	2024
Income (Loss) before tax	$120,665	$1,147,948	$(87,180)
Hong Kong Profits Tax rate	16.50%	16.50%	16.50%
Income taxes computed at Hong Kong Profits Tax rate	$19,910	$189,411	$(14,384)
Reconciling items:
Tax effect of income not taxable*	(32,284)	(23)	(205)
Tax effect of expenses not deductible#	286	1,473	14,589
Tax concession^	(74,969)	(59,739)	-
Effect of two-tier tax rate~	-	(21,154)	-
Income tax expense	$(87,057)	$109,968	$-

*	Income that is not taxable mainly consisted of the Equity in earnings of equity method investee, non-taxable capital gains, non-taxable investment income and income earned in non-taxable jurisdictions under applicable income tax laws.

#	Mainly represents the exchange difference which is capital in nature, operating expenses not for generating assessable profits in Hong Kong.

^	Enhanced deduction for R&D expenditure under DIPN No. 55 released by the Hong Kong Inland Revenue Department

~	The effect of the two-tiered profits tax rates regime was nil for the year ended April 30, 2026, as the lower-rate band had been fully utilized against assessable profits arising in the preceding period. Accordingly, no incremental tax benefit under the two-tiered regime was allocated to the current year.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of April 30, 2026, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended April 30, 2026, 2025 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from April 30, 2026.

Deferred tax balances consist of the following as of April 30:

	2026	2025	2024
Deferred tax Assets:
Net Operating Loss Carry-Forward	$788	$-	$-
Lease liability	2,149	-	-
Allowance for expected credit losses	34,481	-	-
Total deferred tax assets	$37,418	$-	$-

Deferred tax liabilities
Right-of-use assets	$2,149	-	-
Total deferred tax liabilities	$2,149	-	-

15.	EARNINGS PER SHARE

	2026	2025	2024
Profit/(loss) for the year attributable to owners of the Company	$213,193	$1,032,798	$(87,180)
Weighted average number of ordinary shares	20,000,000	20,000,000	20,000,000
Basic and diluted earnings/(loss) per share	0.01	0.05	(0.00)

16.	SHAREHOLDERS’ EQUITY

The Company was established under the laws of the British Virgin Islands on March 30, 2023. On July 16, 2025, the Company redesignated its existing issued shares as Class A Ordinary Shares and created Class B Ordinary Shares. The Company is authorized to issue 4,950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, each with a par value of US$0.00001 per share.

The Company issued 9,002,000 Class A Ordinary Shares and 10,998,000 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 20 votes. The recapitalization has been reflected retrospectively for all periods presented.

17.	DIVIDEND

On August 2, 2024, Barentsz Capital Limited declared and fully paid a special dividend of $80,000, representing $1.6 per share, to the shareholders of the Company registered.

On April 5, 2025, Barentsz Capital Limited declared and fully paid an interim dividend of $500,000, representing $10 per share, to the shareholders of the Company registered.

On May 6, 2025, the board of directors of the Company declared and paid a dividend amounting to US$300,000, representing US$6 per share, to the shareholders of the Company registered.

18.	COMMITMENTS AND CONTINGENCIES

Legal proceedings

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

19.	SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and most of the Company’s revenue and expense are derived in Hong Kong. The single segment represents the Company’s core business of providing consulting services in Hong Kong and the revenue by geographical location of the Company’s revenue are derived in Hong Kong for the years ended April 30, 2026, 2025 and 2024, respectively.

20.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date on which these consolidated financial statements were issued. No subsequent event requiring recognition or disclosure was identified.

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

Condensed balance sheets

	2026	2025	2024
ASSETS
Cash and cash equivalents	$73,305	$228,108	$-
Account receivables, net	20,000	408,600	-
Investments in trading securities	102,365	-	-
Amount due from a related party	256,410	-	-
Total current assets	$452,080	$636,708	$-

Non-current assets
Operating lease right-of-use assets, net	13,024	-	-
Deferred initial public offering costs	201,437	-	-
Investment in equity method investee	199,709	-	-
Investment in subsidiaries	353	234,899	240,500
Deferred tax assets	35,149	-	-
Total assets	$901,752	$871,607	$240,500

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Accrued expenses and other current liabilities	$114,487	$137,825	$67,500
Amount due to related parties	352,525	121,985	112,180
Amount due to subsidiaries	654	88,300	-
Tax payables	56,090	107,878	-
Contract liabilities	-	-	98,000
Operating lease liabilities	13,024	-	-
Total current liabilities	$536,780	$455,988	$277,680
Deferred tax liabilities	2,149	-	-
Total liabilities	$538,929	$455,988	$277,680

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A Ordinary Shares	$90	$90	$90
Class B Ordinary Shares	110	110	110
Additional paid-in capital	83,812	49,800	49,800
Retained earnings (Accumulated deficit)	278,811	365,619	(87,180)
Total equity/(Shareholders’ deficit)	362,823	415,619	(37,180)

TOTAL EQUITY AND LIABILITIES	$901,752	$871,607	$240,500

Condensed Statements of Operation

	2026	2025	2024
Revenue	$1,518,796	$1,425,308	$-
Cost of revenue	(1,060,391)	(199,074)	(12,500)
Gross profit	458,405	1,226,234	(12,500)

Administrative expenses	(519,709)	(83,065)	(55,133)
Total operating expenses	(519,709)	(83,065)	(55,133)

Income (Loss) from operation	$(61,304)	$1,143,169	$(67,633)

Other income (expense)
Interest expenses	-	(15)	-
Other income	2,512	142	-
Equity in earnings of equity method investee	199,309	-	-
Unrealized gain on trading securities	35	-	-
Total other income (loss), net	$201,856	$127	$-
Equity in earnings (losses) of subsidiaries	(12,147)	(2,619)	(19,547)
Income (Loss) before taxes	128,405	1,140,677	(87,180)
Income tax expense (benefit)	84,788	(107,878)	-
Net income (loss) for the year	$213,193	$1,032,799	$(87,180)

Condensed Statements of Cash flows

	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$213,193	$1,032,799	$(87,180)
Share of results of subsidiaries	12,147	2,619	19,547
Amortization of right-of-use assets	17,314	-	-
Allowance for expected credit loss	200,000	-	-
Equity in earnings of equity method investee	(199,309)	-	-
Realized gain on trading securities	(2,332)	-	-
Unrealized gain on trading securities	(35)	-	-
Deferred income tax, net	(33,000)
Changes in operating assets and liabilities:
Account receivables	188,600	(408,600)	-
Lease liabilities	(17,314)
Income taxes payables	(51,788)	107,878
Contract liabilities	-	(98,000)	98,000
Accrued expenses and other current liabilities	(23,338)	70,325	67,500
Net cash provided by operating activities	$304,138	$707,021	$97,867
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of trading securities	$(429,998)	$-	$-
Proceeds from disposal of trading securities	330,000	-	-
Investment in subsidiaries	-	91,282	(260,047)
Investment in equity method investee	(400)	-	-
Net cash provided by (used in) investing activities	$(100,398)	$91,282	$(260,047)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	$(300,000)	$(580,000)	$-
Advance from a related party	142,894	9,805	162,180
Payments of offering costs related to IPO	(201,437)	-	-
Net cash (used in) provided by financing activities	$(358,543)	$(570,195)	$162,180
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(154,803)	228,108	-
Cash and cash equivalents at beginning of year	228,108	-	-

CASH AND CASH EQUIVALENTS AT END OF YEAR	$73,305	$228,108	$-

NOTES TO SCHEDULE I

1) Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of condensed consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.

2) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries” and the subsidiaries’ profit or loss as “Equity in earnings (losses) of subsidiaries.” Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries in investment in and amount due from subsidiaries even though the parent company is not obligated to provide continuing support or fund losses.

3) For the years ended April 30, 2026, 2025 and 2024, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) Pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) Pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer (Principal Executive Officer) Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer (Principal Executive Officer) Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Barentsz Capital Limited

Date: August 7, 2026	By:	/s/ WEI Xiao
	Name:	WEI Xiao
	Title:	Chief Executive Officer

By:	/s/ LAM Wing Yan
Name:	LAM Wing Yan
Title:	Chief Financial Officer